EXHIBIT 99

Magna Announces 2021 Annual Meeting Results

AURORA, Ontario, May 06, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2021 annual meeting of shareholders held on May 6, 2021. A total of 242,383,350 Common Shares or 80.43% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of each item of business, as follows:

a.        Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Peter G. Bowie	99.81%	Mary Lou Maher	99.77%
Mary S. Chan	99.15%	Cynthia A. Niekamp	99.93%
Hon. V. Peter Harder	99.10%	William A. Ruh	99.94%
Seetarama S. Kotagiri (CEO)	99.77%	Dr. Indira V. Samarasekera	98.13%
Dr. Kurt J. Lauk	99.56%	Lisa S. Westlake	99.12%
Robert F. MacLellan	99.53%	William L. Young	97.25%

b.        Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	99.68%
Say on Pay	93.33%

Based on the voting results, each of the 12 nominees was elected with a substantial majority. Similarly, Deloitte was reappointed as Magna’s independent auditors and the Say on Pay resolution was approved, in each case by a substantial majority. Detailed voting results are included as Appendix “A” to this press release.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.631.5396

OUR BUSINESS (1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 84 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

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(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

Appendix “A”

VOTING RESULTS - 2021 ANNUAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Peter G. Bowie as Director	234,432,169	99.81	446,813	0.19
Elect Mary S. Chan as Director	232,881,599	99.15	1,997,383	0.85
Elect Hon. V. Peter Harder as Director	232,770,089	99.10	2,108,893	0.90
Elect Seetarama S. Kotagiri (CEO) as Director	234,347,744	99.77	531,238	0.23
Elect Dr. Kurt J. Lauk as Director	233,856,510	99.56	1,022,472	0.44
Elect Robert F. MacLellan as Director	233,763,588	99.53	1,115,394	0.47
Elect Mary Lou Maher as Director	234,334,991	99.77	543,991	0.23
Elect Cynthia A. Niekamp as Director	234,708,195	99.93	170,787	0.07
Elect William A. Ruh as Director	234,738,844	99.94	140,138	0.06
Elect Dr. Indira V. Samarasekera as Director	230,484,464	98.13	4,394,518	1.87
Elect Lisa S. Westlake as Director	232,821,581	99.12	2,057,401	0.88
Elect William L. Young as Director	228,420,696	97.25	6,458,286	2.75
Re-Appointment of Deloitte LLP as Auditors	241,597,269	99.68	786,081	0.32
Advisory Resolution on Executive Compensation	219,222,305	93.33	15,656,677	6.67